                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)

                                   ZILOG, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    989524301
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  MAY 22, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


_____________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  989524301                  13D                                 Page 2

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Cayman Islands
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         136,876
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           136,876
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     136,876
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     .8%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     PN
--------------------------------------------------------------------------------
______________
(1) Based on 16,887,506 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at February 11, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 29, 2007 filed with the Securities and Exchange Commission on February 12, 2008.

CUSIP No.  989524301                  13D                                 Page 3

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Riley Investment Management LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         293,723(2)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           767,634(3)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           293,723(2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    767,634(3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,061,357
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IA
--------------------------------------------------------------------------------
______________
(1) Based on 16,887,506 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at February 11, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 29, 2007 filed with the Securities and Exchange Commission on February 12, 2008.
(2) Because Riley Investment Management LLC has sole investment and voting power over 136,876 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
(3) Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

CUSIP No.  989524301                  13D                                 Page 4

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     B. Riley & Co., LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     WC
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         84,300
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           84,300
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     84,300
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     .5%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     BD
--------------------------------------------------------------------------------
______________
(1) Based on 16,887,506 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at February 11, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 29, 2007 filed with the Securities and Exchange Commission on February 12, 2008.

CUSIP No.  989524301                  13D                                 Page 5

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Bryant R. Riley
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds*
     AF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         293,723(4)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           851,934(5)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           293,723(4)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    851,934(5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,145,657
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.8%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN
--------------------------------------------------------------------------------
______________
(1) Based on 16,887,506 shares of common stock of ZiLOG, Inc. (the "Issuer") outstanding at February 11, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 29, 2007 filed with the Securities and Exchange Commission on February 12, 2008.
(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 136,876 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 156,847 shares held in managed accounts by its investment advisory clients.
(5) Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. B. Riley &Co., LLC has sole voting and dispositive power over 84,300 shares of Common Stock. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

CUSIP No.  989524301                  13D                                 Page 6


ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4 is hereby amended to add the following:

      On May 22, 2008, RIM sent a letter to the Issuer notifying its intent to nominate two individuals to serve as directors when the Issuer's 2008 nominating window opens on June 8, 2008. Among other things, RIM expressed its deep concern over the strategic direction of ZILG and urged the Board of Directors to move swiftly to maximize shareholder value through a sale of the company. RIM noted that over the past six months two credible offers have been made for the company, and the Issuer's shares were trading 60 percent lower than current levels when the first offer was made. RIM warned that if the Issuer failed to actively engage in a sale process this premium will not only evaporate but the shareholders would see further economic loss due to continued inconsistent financial performance.


      The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A Letter, dated May 22, 2008, from Riley Investment Management LLC to the Issuer

CUSIP No.  989524301                  13D                                 Page 7

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2008

                                     Riley Investment Partners Master Fund, L.P.
                                     By: Riley Investment Management LLC,
                                         its General Partner
                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman



                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley

Exhbiit A

May 22, 2008



Board of Directors
Zilog, Inc.
532 Race Street
San Jose, California 95126



Gentlemen:

As you are aware, Riley Investment Management, LLC beneficially owns 6.3% percent of the shares of Zilog, Inc. ("ZILG"). We are writing to notify you of our intent to nominate two individuals to serve as directors once your 2008 nominating window opens on June 8, 2008. As one of the largest shareholders in the company, we have deep concern over the strategic direction of ZILG and to urge the Board of Directors to move swiftly to maximize shareholder value through a sale of the company.

Over the past six months two credible offers have been made for the company. As you are aware, Zilog shares were trading 60 percent lower than current levels when the first offer was made. Do not mistaken the current trading price of Zilog as a reflection of investor confidence in current management and board members. It is solely a function of takeover premium. If you fail to actively engage in a sale process this premium will not only evaporate but your long suffering shareholders will see further economic loss due to continued inconsistent financial performance.

I continue to be confused by your actions with regard to maximizing shareholder value. On February 4th Zilog set forth guidance for its 2009 fiscal year of $0.09-0.11 in GAAP earnings with 8-10 percent EBITDA margins. In keeping with recent tradition of missing expectations, this guidance was revised on a May 8th conference call to 6-12 percent EBITDA margins and $0.05-0.10 in GAAP earnings with results weighted toward the back half of fiscal 2009. I am hard pressed to understand how shareholders should have confidence is this weak, downwardly revised guidance and perplexed by the Boards view that these forecasted results offer a better alternative to shareholders than an immediate sale of the company to interested parties.

Accordingly, RIM requests that you implement our suggestion as expeditiously as possible to find a purchaser for the company. It is imperative that you allow shareholders to decide whether or not any offers make economic sense. Should you have any questions pertaining to our position, please feel free to contact me directly.




Very truly yours,



Bryant Riley